Exhibit 1.1

Lima, July 21, 2021

PERUVIAN SECURITIES COMMISSION (SUPERINTENDENCIA DEL MERCADO DE VALORES)

Atention:	Mr. Alix Godos
General Commission of Conduct Supervision (Intendencia General de Supervisión de Conductas)

Reference:	Communication No. 2921-2021-SMV/11.1 dated as of July 20,
2021. File No. 2021025815

Dear Sirs,

We address you in connection with the communication referenced above (the “Communication”), by means of which the Peruvian Securities Commission (Superintendencia del Mercado de Valores) required Aenza S.A.A. (“Aenza” or the “Company”) to disclose the following documents by means of a current report (hecho de importancia), which requirement was originally made by means of the Communication No. 2715-2021-SMV/11.1 dated as of July 8, 2021 (the “Communication No. 2715-2021”):

(i)	the document containing the valuation analysis of Aenza as of March 31, 2020, prepared by Ernst & Young Asesores Empresariales S. Civil de R.L. (“EY”);

(ii)	the document containing the updated valuation analysis of Aenza prepared by the Company’s financial adviser in October 2020; and

(iii)

the document containing the internal valuation analysis of Aenza prepared by the management of the Company at the request of the board of directors, which was presented to the TO Committee on June 9, 2021.

Consistent with the statements we made in the current report (hecho de importancia) published on July 12, 2021 in response to the Communication No. 2715-2021, (i) the valuation analysis prepared by EY was used for the Company’s internal valuation and internal decision making purposes only (rather than as part of a valuation report under the terms of the Peruvian Regulations of Current Reports (hechos de importancia) and Confidential Submissions (Reglamento de Hechos de Importancia e Información Reservada)), to allow the board of directors to make a recommendation in respect of the unsolicited tender offer that has been announced by IG4 Capital Infrastructure Investments LP, and (ii) the updated valuation analysis prepared by the Company’s financial adviser was not a part of any valuation report according to the terms of Peruvian Regulations of Current Reports (hechos de importancia) and Confidential Submissions (Reglamento de Hechos de Importancia e Información Reservada); rather, it was used by the Company in the preparation of the Company’s financial plan. Additionally, the information disclosed in clauses (i) and (ii) above, and the internal valuation of the Company prepared by the management of the Company at the request of the board of directors have been sufficiently discussed in the report of the board of directors of the Company dated June 24, 2021, which has been made public.

On the basis of the above, it is the understanding of the Company that the documents required to be disclosed by means of the Communication do not qualify as a current report (hecho de importancia) under the terms of the Peruvian Regulations of Current Reports (hechos de importancia) and Confidential Submissions (Reglamento de Hechos de Importancia e Información Reservada), therefore, we are not required to disclose such documents.

Notwithstanding the above, in order to comply with the Communication, we hereby attach the documents referred to in numerals (i), (ii) and (iii) of the Communication.

With no other matter to address, we remain at your disposal.

Respectfully,

/s/ Luis Díaz Olivero
Chief Executive Officer
Aenza S.A.A.